Exhibit 99.1

RBC announces retirement of Chief Administrative Officer and Chief Financial

Officer, Janice Fukakusa

Rod Bolger to become Chief Financial Officer

TORONTO, October 21, 2016 — Royal Bank of Canada (RY on TSX and NYSE) today announced that Janice Fukakusa, Chief Administrative Officer and Chief Financial Officer (CAO & CFO) will be retiring effective January 31, 2017 after a distinguished 31-year career with RBC.

“Janice’s contributions to RBC and the financial services sector more broadly have been industry-leading. She played a key role in ensuring the integrity of our financial reporting and efficiency management programs, our compliance with ever-evolving regulatory standards, and the transparency of our financial disclosure for the benefit of investors, retail shareholders, analysts and our clients,” said Dave McKay, RBC’s President and Chief Executive Officer. “Her steady hand through market turbulence and her commitment to a strong financial control culture has helped deliver sustainable shareholder value. We wish Janice all the best in her upcoming retirement knowing that her leadership has left a lasting impact on our organization.”

Ms. Fukakusa joined RBC in 1985 and held a number of positions throughout her career including in retail and business banking, corporate banking, account management, corporate finance, treasury, strategic development and corporate functions including Chief Internal Auditor. Ms. Fukakusa was appointed CFO in 2004 and became CAO & CFO in 2009.

Rod Bolger, currently Executive Vice-President Finance and Controller, has been appointed Chief Financial Officer, effective December 1, 2016 reporting to Ms. Fukakusa. After January 31, 2017 Mr. Bolger will report to Mr. McKay and will join the Group Executive as one of eight executives responsible for setting the overall strategic direction of RBC.

Mr. Bolger joined RBC in 2011 bringing with him significant financial services experience from Bank of America and Citigroup. Prior to that, he spent over a decade with PricewaterhouseCoopers in the U.S. and the U.K. Mr. Bolger was a licensed Certified Public Accountant in the State of New Jersey from 1992 to 2002 and holds a B.S.B.A. Accounting (Cum Laude) from Georgetown University and an M.B.A. from Columbia University. In his current role, Mr. Bolger has developed a strong understanding of RBC’s business strategies through his finance responsibility for Wealth Management, Insurance and Investor & Treasury Services.

“Rod’s breadth of knowledge, his global experience in both financial and professional services and his leadership skills will serve him well in his new role. I look forward to the insights he will offer as he engages in strategic business issues,” said Mr. McKay.

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Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We have over 80,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.

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Media Relations Contact:

Sandra Nunes, Director Financial Communications, 416-974-1794

Investor Relations Contact:

Dave Mun, Senior Vice-President Performance Management and Investor Relations, 416-974-4924